EXHIBIT 99.1
















                         BELL CANADA INTERNATIONAL INC.

        2003 NOTICE OF 2003 ANNUAL MEETING AND MANAGEMENT PROXY CIRCULAR

Notice of 2003 Annual Meeting

The annual meeting of the shareholders of Bell Canada International Inc. will be held in the VIP Centre, 1000 rue de La Gauchetiere Ouest, Montreal, Quebec on Thursday, May 1, 2003 at 10:00 a.m. (Montreal time) for the following purposes:

    (1) to receive the consolidated financial statements for the year ended December 31, 2002, together with the Auditor's Report thereon;
    (2) to elect directors for the ensuing year; (3) to appoint auditors to hold office until the close of the next annual meeting of shareholders; and
    (4) to transact such other business as may properly be brought before the meeting.

Shareholders registered at the close of business on March 21, 2003 will be entitled to receive notice of and vote at the meeting.



                             BY ORDER OF THE BOARD OF DIRECTORS,






                             (signed) Keith C. Flavell
                             Director of Legal Services and Corporate Secretary


                             March 10, 2003

Shareholders are requested to complete, date, sign and return the accompanying form of proxy. Proxies to be used at the meeting must be received prior to 4:45 p.m. (Montreal time) on Tuesday, April 29, 2003 by our transfer agent, Computershare Trust Company of Canada in person or by mail at Shareholder Services, 9th Floor, 100 University Ave., Toronto, Ontario, M5J 2Y1, or by other agents appointed by the Corporation for such purpose.

Dear Shareholder:

On behalf of the Board of Directors and the management, I am pleased to invite you to attend the annual meeting of the shareholders of Bell Canada International Inc. (the "Meeting") which will be held in the VIP Centre, 1000, rue de La Gauchetiere Ouest, Montreal, Quebec on Thursday, May 1, 2003 at 10:00 a.m. (Montreal time). The Notice of Annual Meeting, the Management Proxy Circular and a form of proxy are enclosed.

The items of business to be acted upon are set forth in the Notice of Annual Meeting and Management Proxy Circular. Your participation in the affairs of the Corporation is most important, regardless of the number of shares you hold. If you are unable to attend in person, please date, sign and promptly return the enclosed proxy form in the envelope provided for this purpose. If you intend to be present at the Meeting, you may nevertheless find it convenient to express your views in advance by completing and returning your proxy.

At the Meeting, we will review with you the business and affairs of the Corporation. You will also have an opportunity to meet your directors and the executives of the Corporation. We look forward to seeing you at the Meeting.



                                        Sincerely yours,






                                        (signed)
                                        William D. Anderson
                                        Chairman and Chief Executive Officer


                                        March 10, 2003

Management Proxy Circular*

This Management Proxy Circular (the "Circular") is furnished in connection with the solicitation by the management of Bell Canada International Inc. ("BCI" or the "Corporation") of proxies to be used at the annual meeting of the shareholders of the Corporation (the "Meeting") to be held in Montreal, Quebec on May 1, 2003, and at any adjournment thereof. Solicitation of proxies will be primarily by mail, supplemented by telephone or other contact by employees or agents of the Corporation at a nominal cost, and all costs thereof will be borne by the Corporation.

PROVISIONS RELATING TO VOTING AND PRINCIPAL HOLDERS

As at February 28, 2003, 40,000,000 common shares of the Corporation are entitled to be voted at the Meeting. Each share entitles the registered holder thereof to one vote on each ballot taken at any meeting of the shareholders of the Corporation; such votes may be cast in person or by proxy.

Only owners of shares registered on the books of the Corporation at the close of business on Friday, March 21, 2003, or their duly appointed proxies, will be entitled to attend or to vote at the Meeting.

Shares may be voted for or be withheld from voting on the election of directors and the appointment of auditors.

BCE Inc. ("BCE") beneficially owns directly and indirectly through 3499201 Canada Inc., a wholly owned subsidiary of BCE, or exercises control or direction over 24,880,214 common shares of the Corporation representing 62.2% of all such shares outstanding. To the knowledge of the directors and officers of the Corporation, no other person or corporation beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attaching to all shares of the Corporation.

PROVISIONS RELATING TO PROXIES

Appointment and Revocation of Proxies
All shares represented by properly executed proxies received by our transfer agent, Computershare Trust Company of Canada in person or by mail at Shareholder Services, 9th Floor, 100 University Ave., Toronto, Ontario, M5J 2Y1, prior to 4:45 p.m. (Montreal time) on Tuesday, April 29, 2003 will be voted for or against or withheld from voting, in accordance with the instructions of the shareholder as specified thereon, on any ballot that may be called at the Meeting.

The form of proxy enclosed herewith, when properly signed, confers discretionary authority on the person or persons named as proxy holder with respect to all amendments or variations to matters identified in the notice of meeting and to any other matter which may properly come before the Meeting. Management is not aware of any such amendments, variations or other matters.

The persons named in the enclosed form of proxy are directors and/or senior officers of the Corporation. Every shareholder has the right to appoint as proxy holder a person, who need not be a shareholder of the Corporation, other than the persons set out in the attached form of proxy. This can be done by striking out the three printed names set out in the form of proxy, and inserting the name of such other person in the blank space provided.

A proxy must be in writing and must be executed by the shareholder or by the shareholder's attorney authorized in writing. A shareholder who has given a proxy may revoke it by depositing an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing with the Corporate Secretary of the Corporation at 1000 rue de La Gauchetiere Ouest, Bureau 1200, Montreal, Quebec, Canada H3B 4Y8, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or by depositing it with the chairman of the Meeting on the day of the Meeting, or any adjournment thereof. A shareholder may also revoke a proxy in any other manner permitted by law.



* Information contained in this Circular is supplied as of February 28, 2003, except as otherwise indicated.

Non-Registered Holders
Only registered holders of shares of the Corporation or the person(s) they appoint as their proxyholder are permitted to vote at the Meeting. However, in many cases, shares of the Corporation beneficially owned by a holder (a "Non-Registered Holder") are not registered in the name of the holder but are rather registered either (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans) or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 ("Communication with Beneficial Owners of Securities of Reporting Issuers") of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Circular and a form of proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

      a) be given a form of proxy which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "voting instruction form" or a "proxy authorization form") which the Intermediary must follow. Typically, the Non-Registered Holder will also be given a page of instructions which contains a removable label containing a bar code and other information.
      In order for the form of proxy to be validly constituted, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

      b) less typically, be given a form of proxy which has already been signed by the Intermediary (typically by facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Computershare Trust Company of Canada as provided under "Appointment and Revocation of Proxies" above.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares of the Corporation which they beneficially own. Should a Non-Registered Holder who receives either form of proxy wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the form of proxy is to be delivered.

BUSINESS TO BE TRANSACTED AT THE MEETING

(See Notice of 2003 Annual Meeting)

1.  Presentation of Financial Statements

The consolidated financial statements for the year ended December 31, 2002 and the report of the Corporation's auditors thereon will be placed before the Meeting. The consolidated financial statements are included in the BCI 2002 Annual Report, a copy of which is being mailed to shareholders with this Notice of 2003 Annual Meeting and Management Proxy Circular.

2.  Election of Directors

(See item 1 on proxy form)

Four directors are to be elected to hold office until the next Annual Meeting of the shareholders.

     - Given that under BCI's Plan of Arrangement the activities of the Corporation are limited to disposing of its remaining assets and settling all of the remaining claims against it, with the goal of proceeding to a final distribution of assets to shareholders and the ultimate dissolution of BCI, it is appropriate to substantially reduce the size of the Board of Directors.

     - The persons nominated in the Circular are, in the opinion of management, well qualified to direct the Corporation's activities for the ensuing year. All nominees have formally established their eligibility and willingness to serve as directors. All of the nominees have been previously elected by the shareholders as directors of the Corporation.

     - It is the intention of the persons whose names are printed in the enclosed form of proxy to vote such proxy FOR the election of the nominees listed herein unless specifically instructed by a shareholder on the form of proxy to withhold such vote.

     - If, prior to the Meeting, any of the listed nominees should become unavailable to serve, the persons designated in the form of proxy will have the right to use their discretion in voting for a properly qualified substitute.

In light of the decision to reduce the size of the Board of Directors, the following five current directors are not being nominated for re-election to the Board of Directors: Mr. Crosbie (member of the Corporate Governance Committee), Mrs. Kaufman (member of the Audit Committee), Mr. Plessis-Belair (member of the Audit Committee), Mr. Scott (member of the Audit Committee) and Mr. Tanguay.

3.  Appointment of Auditors

(See item 2 on proxy form)

A firm of auditors is to be appointed by vote of the shareholders at the Meeting to serve as auditors of the Corporation until the close of the next Annual Meeting. The Audit Committee recommends, with the concurrence of the Board of Directors, that Deloitte & Touche LLP. be appointed as auditors of the Corporation.

The appointment of Deloitte & Touche LLP. must be approved by a majority of the votes cast by shareholders present in person or represented by proxy at the Meeting. It is the intention of the persons whose names are printed in the enclosed form of proxy to vote such proxy FOR the appointment of Deloitte & Touche LLP. unless specifically instructed by a shareholder on the form of proxy to withhold such vote.

4.  Other Business

The Chief Executive Officer will report on recent events of significance to the Corporation and on other matters of interest to the shareholders and will invite questions and comments from the floor.

NOMINEES FOR ELECTION AS DIRECTORS
AND THEIR BENEFICIAL SECURITIES OWNERSHIP


                                                                      Director since         Holdings
William D. Anderson                                                   December 14, 2000      BCI common                 418
Montreal, Quebec                                                                             BCI notes (3)              $66,000
                                                                                             BCE common                 7,417
Chairman of the Corporation since December 2000 and                                          BCE share units (2)        2,631
Chief Executive Officer of the Corporation since
November 2001. President of BCE Ventures since
November 2000. From May 1998 to January 2001,
Mr. Anderson was Chief Financial Officer of BCE.
Mr. Anderson was also Chief Financial Officer of Bell
Canada from May 1998 to June 1999. Prior thereto,
Mr. Anderson served as Chief Financial Officer of Bell
Cablemedia plc and subsequently Senior Vice-President,
Finance of BCE. Prior to joining BCE, Mr. Anderson was
a partner with KPMG. Mr. Anderson is a member of the
Board of Directors of BCE Emergis Inc. ("BCE
Emergis"), CGI Group Inc., Aliant Inc., TransAlta
Corporation and numerous other BCE group companies.
John A. (Ian) Craig                                                   May 3, 2000            BCI common                 319
Ottawa, Ontario                                                                              BCI share units (1)        7,757
                                                                                             BCE common                 4,000
Mr. Craig retired in March 2000 from his position as Chief Marketing Officer of
Nortel Networks Corporation ("Nortel"). In his 33 years with Nortel and its research subsidiary, Nortel Technology, Mr. Craig held numerous senior management positions including Chief Executive, Nortel Europe; President,
Broadband Network; President, Wireless and Carrier Solutions; and Executive
Vice- President, Enterprise Marketing. Mr. Craig is also a director of Arris
International and CAE Inc. Chairman of the Corporate Governance Committee.


NOMINEES FOR ELECTION AS DIRECTORS
AND THEIR BENEFICIAL SECURITIES OWNERSHIP

                                                                       Director since       Holdings
H. Brian Thompson                                                      October 6, 1997      BCI common                    12
Alexandria, Virginia (USA)                                                                  BCI share units (1)           7,772
Chairman of Comsat International and Chairman, President
and Chief Executive Officer of Universal
Telecommunications Inc., a private investment and
advisory company. From March 1999 to September 2000,
Mr. Thompson was Chairman and Chief Executive Officer
of Global TeleSystems Group, Inc. From January 1999 to
March 1999, Mr. Thompson was non-executive Chairman
of Telecom Eireann, the incumbent telephone company of
Ireland. From June to December 1998, Mr. Thompson was
Vice-Chairman of Qwest Communications Corporation, an
international communications company, and, prior to its
merger with Qwest, was Chairman of the Board of
Directors and Chief Executive Officer of LCI International
Inc., a telecommunications service provider.
Mr. Thompson is a director of Comsat International, Array
Comm, Inc., Axcelis Technologies, Inc. and United
Autogroup. He is also a trustee of Capitol College in
Laurel, Maryland and is Co-Chairman for the Americas and
Commissioner of the Global Information Infrastructure
Commission. He also serves as a member of the Irish
Prime Minister's Ireland-America Economic Advisory
Board. For Ireland's Department of Public Enterprise,
Mr. Thompson served as Chairman of both the Advisory
Committee for Telecommunications and, more recently, the
Advisory Committee on Info Coms.
Chairman of the Audit Committee
Siim A. Vanaselja                                                      May 1, 2002          BCI common                    8
Montreal, Quebec                                                                            BCE common                    3,045
                                                                                            BCE share units (2)           7,400
Chief Financial Officer of BCE Inc. since January 2001.
Previously, Mr. Vanaselja was Executive Vice-President
and Chief Financial Officer of BCI. Prior to joining BCI in
August 1996, Mr. Vanaselja was Vice-President Taxation
and an officer of BCE. Before joining the BCE group in
February 1994, Mr. Vanaselja was a partner at the
accounting firm KPMG Canada in Toronto. Mr. Vanaselja
is a member of the Institute of Chartered Accountants of
Ontario. He also serves as a member of the Conference
Board of Canada's National Council of Financial
Executives and Corporate Executive Board's Working
Council for Chief Financial Officers.
Member of the Corporate Governance Committee

(1) See section on Compensation of Directors under Directors and Officers
Remuneration in the Circular for a description of the BCI share unit plan in effect for BCI Directors.


(2) BCE has established share unit plans pursuant to which share units, each one being equivalent in value to one BCE common share, are awarded to certain officers and other key employees of BCE and of certain BCE subsidiaries as well as to non-employee directors of BCE.

(3) BCI's 11% senior unsecured notes due September 2004.

DIRECTORS AND OFFICERS REMUNERATION

Report on Executive Compensation
The Corporation's executive compensation policy is designed to ensure that BCI can provide appropriate compensation for its executive employees and motivate and retain them to execute BCI's Corporate Objectives. In light of the court supervised process approved by the BCI shareholders and noteholders in July 2002, BCI's Corporate Objectives are the disposition of its remaining assets and the settlement of all claims against it, with the goal of proceeding to a final distribution of assets to shareholders and the eventual dissolution of the Corporation. The policy constitutes an efficient human resources tool for the creation and protection of shareholder value.

The compensation program is intended to encourage the execution of Corporate Objectives, by having a significant portion of the total compensation being based on a level of corporate performance in order to maximize shareholder value. This program closely links compensation to the delivery of business results through the variable portion of the compensation, and by tying this to :

  - the performance of the Corporation, and

  - the relative contribution of the individual to the Corporation.

As with any organization, it is necessary to ensure that employees maintain a reasonable amount of fixed income. This continues to be provided through base salary and benefits.

Total Compensation

Salary

BCI administers executive salaries using a "Broadband" concept. Within these bands, each position is anchored at the median of the selected comparator group. This salary system, managed with tight governance controls, allows BCI to recognize the skills, reliability of execution and accountability of each executive.

Annual Incentive Plan

The Corporation's 2003 Annual Incentive Plan is leveraged for superior performance through the payment of a cash bonus which may vary significantly depending upon the level of achievement of the Corporation's annual objectives and individual performance. Payout for superior results is capped at twice target bonus level.

Up to the end of 2000, the Annual Incentive Plan provided significant leverage for superior performance through the delivery of both the annual cash bonus and a Premium for Superior Performance in the form of Performance Share Units ("PSUs"). The Premium for Superior Performance was triggered only when the Corporation's performance exceeded objectives set annually at the beginning of the year by the Board. The Premium for Superior Performance was delivered in the form of notional BCI shares - PSUs - that were subject to vesting conditions over a period of four years and are locked-in until the executive leaves the company. The value of these notional shares fluctuates with BCI's share price. No PSUs were issued in 2001 or 2002.

The size of the Annual Incentive Plan payments are based on the two following factors :

Corporate Performance - Assessed annually on the basis of strategic business objectives set at the beginning of the year by the Board to determine the appropriate Corporate Performance Factor ("CPF"). The CPF can range from zero to two with target performance being one. For 2002, a CPF of 1.26 was approved by the Board of Directors.

Personal Contribution - Evaluated on the basis of quantifiable and weighted criteria which affect corporate performance and that focus on the delivery of results. The Personal Contribution can range from zero to two with target performance being one.

Long-term Incentive (Stock Option) Program

The Corporation has two stock option programs, the Long-term Incentive (Stock Option) Program (2000) (the "BCI 2000 Option Plan") and the Long-term Incentive (Stock Option) Program (1997) (the "BCI 1997 Option Plan"). The BCI 2000 Option Plan is performance-based. Options must be exercised during a period established by the Corporate Governance Committee but, in any event, within a period of seven years. The BCI 1997 Option Plan is a standard stock option program with vesting taking place over a period of four years i.e., time-based only, and an exercise period which can not exceed ten years.

The Corporate Governance Committee administers the BCI 1997 and 2000 Option Plans on behalf of the Board of Directors. The exercise price and other conditions of grants made under both programs were based on the closing price of the common shares on The Toronto Stock Exchange on the last trading day prior to the effective date of the grant of options.

An aggregate of 2,000,000 and 3,000,000 common shares were reserved for issuance to holders of options granted under the BCI 1997 Option Plan and the BCI 2000 Option Plan, respectively. Taking into account the share consolidation of BCI's common shares that occurred on July 18, 2002, an aggregate of 14,813 and 25,014 common shares remain reserved for issuance to holders of options previously granted and as of February 28, 2003, options to acquire an aggregate of 6,950 and 2,591 common shares were outstanding under the BCI 1997 Option Plan and the BCI 2000 Option Plan, respectively.

Given the particular circumstances that prevailed within the Corporation, there were no grants under either Option Plan made in 2001 or 2002, and no grants are planned for future years. Alternatively, the Board of Directors has approved a Mid-Term Bonus as described below.

Mid-Term Bonus

Payments to be made under the Mid-Term Bonus are timed to coincide with the liquidation of the Corporation. Given the current salaries of the Named Executive Officers, the bonus would range between 31% and 50% of base salary. Subject to being prorated as described below, the Bonus period commenced on January 1, 2002 with full payout to be made following the substantial completion of the liquidation of the Corporation. To receive the maximum bonus, employees must remain at BCI or elsewhere in the BCE group of companies until the liquidation of the Corporation. For employees who leave BCI as a result of retirement, Company initiated termination of employment (except for cause), death or disability, the bonus will be pro-rated for the period between January 1, 2002 and the actual date of termination of employment, as a percentage of the total period from January 1, 2002 to the actual date of liquidation of the Corporation.

Benefits

With the exception of Mr. Stinis, the Named Executive Officers participate in a non-contributory defined benefit pension plan (the "Pension Plan") sponsored by BCE and offered to BCI employees. Mr. Stinis participates in the defined contribution portion of the Pension Plan with a Company contribution of 4%. All other benefits and perquisites are aligned with the median of the comparator group.

Total Compensation of the Chief Executive Officer
William D. Anderson served as Chief Executive Officer during all of 2002. Mr. Anderson is also President of BCE Ventures, a wholly-owned subsidiary of BCE, the majority shareholder of BCI. His compensation is fully paid by BCE Ventures and there is no chargeback to BCI.

Report presented by: John A. (Ian) Craig, (Chairman), John C. Crosbie and Siim Vanaselja

Performance Graph

The graph below compares the monthly change in cumulative shareholder return on the Corporation's common shares against the cumulative return on the TSE 300 Composite Index and the Morgan Stanley Capital International Emerging Market Index for the five-year period from January 1, 1998 to December 31, 2002.


                                [GRAPH OMITTED]


* All prices for the Corporation's common shares were obtained from The Toronto Stock Exchange's records.

Executive Compensation Table

The following table sets forth the annual and long-term compensation for the financial years ended December 31, 2000, 2001 and 2002, that the Chief Executive Officer and the four other most highly compensated executive officers of the Corporation (the "Named Executive Officers") received from BCI and its subsidiaries.

                                                         Annual Compensation          Long-Term Compensation Awards
                                                                                      Securities under Restricted
                                                                                      Shares
                                                                        Other         options/SARS    or Restricted  All Other
          Name and principal position Year     Salary    Bonus          Compensation  granted         Share Units    Compensation
                                               ($)       ($)            ($) (9)       (#)(11)         ($)            ($)(16)
W.D. Anderson (1)                     2002     0         0              0             0               0              0
Chairman and Chief Executive
Officer                               2001     0         0              0             0               0              0

                                      2000     N/A       N/A            N/A           N/A             N/A            N/A

R. Bouchard (2)                       2002     244,600   120,540 (6)    0             0               0              12,240
Executive Vice-President and                                                                                         244,600 (17)
Chief Operating Officer               2001     237,400   0 (6)          33,769 (10)   0               5,697 (14)     8,765

                                      2000     200,000   71,300 (6)     261,047 (10)  25,000 (12)     7,300 (14)     5,871
                                                         300,000 (7)                  9,000 (13)
H. N. Hendrick (3)                    2002     214,000   120,868 (6)    0             0               692 (14)       7,619
Executive Vice-President and                             65,000 (8)
Chief Financial Officer               2001     190,800   0 (6)          0             0               5,723 (14)     6,657

                                      2000     N/A       N/A            N/A           N/A             N/A            N/A

A. D. St-Georges (4)                  2002     174,500   64,007 (6)     0             0               0              8,895
Vice-President, Human Resources                                                                                      174,500 (17)
and Corporate Services                2001     171,000   0 (6)          0             0               5,402 (14)     7,265

                                      2000     162,000   77,900 (6)     0             15,000 (12)     46,700 (15)    6,428
                                                                                      6,500 (13)      3,910 (14)
P. Stinis (5)                         2002     170,100   68,517 (6)     0             0               0              10,428
Vice-President, Finance and                              40,000 (8)                                                  170,100 (17)
Treasurer                             2001     162,000   0 (6)          0             0               5,272 (14)     8,072

                                      2000     150,000   57,600 (6)     0             19 500 (12)     44,300 (15)    6,874
                                                         25,000 (7)                                   5,380 (14)

(1) Mr. Anderson was appointed Chairman and Chief Executive Officer on November 16, 2001. He is also President of BCE Ventures and his compensation is paid by BCE Ventures; there is no chargeback to BCI. Because none of Mr. Anderson's compensation is paid by BCI, no compensation has been set out in the above table. However, based on a determination of the amount of time Mr. Anderson spent working on BCI matters as a percentage of his total services provided to BCE Ventures, an aggregate amount of $198,750 can be allocated as representing compensation to Mr. Anderson for his services to BCI in 2002.

(2) Mr. Bouchard was appointed Executive Vice-President and Chief Operating Officer as of July 3, 2000. Prior thereto, Mr. Bouchard was Vice-President, Operations Support.

(3) Mr. Hendrick was engaged by BCI as Executive Vice-President and Chief Financial Officer on January 15, 2001.

(4) Mrs. St-Georges was engaged by BCI as Vice-President, Human Resources and Corporate Services on September 1, 1998.

(5) Mr. Stinis was engaged by BCI as Vice-President, Finance and Treasurer on May 24, 1999. Mr. Stinis resigned his position and left BCI in February 2003.

(6)     Bonus paid in cash under the Corporation's Annual Incentive Plan.

(7) In 2000, Special Incentive Awards were paid to key contributors in recognition of the successful disposition of BCI's investments in Asia (i.e., Hansol in Korea and KG Telecom in Taiwan).

(8) In 2002, Special Incentive Awards were paid with respect to the Telecom Americas Reorganization and the BCI Recapitalization Plan.

(9) Certain perquisites and other personal benefits for Named Executive Officers are not included since they do not exceed minimum threshold disclosure levels (lesser of 10% of salary and bonus and $50,000).

(10) Special Compensation Payments ("SCPs") are made upon the exercise of stock options granted under the Long-Term Incentive (Stock Option) Program (1985) of BCE or granted by Nortel further to the distribution of Nortel common shares to BCE shareholders on May 1, 2000.
        In connection with the Nortel Networks common share distribution by BCE in May 2000, each outstanding BCE stock option was cancelled and replaced by a new option which gives the right to buy one BCE common share (BCE Replacement Option) under the same terms and conditions as the original option, and approximately 1.57 post-split common shares of Nortel Networks (Nortel Replacement Options) at an exercise price established so as to preserve the economic value of the option originally granted. The SCPs attached to options granted prior to November 1999 under the BCE Stock Option Program and still outstanding at the time of the Nortel Networks common share distribution were adjusted accordingly and remained the responsibility of BCE and/or its subsidiaries. SCPs are triggered when the options to acquire BCE common shares or Nortel Networks common shares as the case may be are exercised. SCPs are cash payments representing the excess of the average of the closing prices of BCE or Nortel shares on The Toronto Stock Exchange on the date of exercise over such closing prices on the last trading day prior to the effective date of the grant. The SCPs are provided for the purpose of paying taxes upon the exercise of options and are triggered when the stock options are exercised.

(11) Options granted under the BCI 1997 Option Plan and the BCI 2000 Option Plan. The numbers of options set out in the table have not been adjusted to reflect the consolidation of BCI's common shares in 2002. For details of adjusted options see the Options/SARS grant table. Freestanding Stock Appreciation Rights ("SARS") cannot be granted under the BCI 2000 Stock Option Plan and no SARS were granted to the Named Executive Officers under the 1997 Stock Option Plan. No stock options have been granted to executives since 2000. (12) Options granted under the BCI 2000 Option Plan.

(13)    Options granted under the BCI 1997 Option Plan.

(14) As part of the BCI Employee Share Investment Plan ("ESIP"), executives could contribute up to 10% of their eligible earnings (salary and target bonus) in order to acquire BCI shares. BCI matched 50% of the shares acquired with the executive's contribution up to 3% of their eligible earnings. BCI's contribution was delivered in PSU's. The ESIP was discontinued in 2002.

(15) Prior to 2001, Executives were entitled to a Premium for Superior Performance ("PSP") when corporate performance as defined under the Annual Incentive Plan exceeded the full attainment of corporate objectives. The PSP was delivered in Performance Share Units ("PSU's") subject to vesting conditions. Values shown in the Executive Compensation Table represent the dollar value of the PSP before it was translated into PSU's. None of these share units have any current monetary value.

(16) "All other compensation" includes payments for life insurance premiums and a health program allowance. The health program allowance is equal to 1.5% of salary and is paid by BCI to all management employees residing in the province of Quebec.

(17) Represents payments in 2002 relating to a special retention plan entered into with certain key employees in July 2000.

Stock Options

No stock options were granted in 2002 to the Named Executive Officers.

No stock options were exercised by the Named Executive Officers during the financial year ended December 31, 2002. The table indicates the financial year-end value of unexercised options on an aggregated basis.

Aggregated Option / SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option / SAR Values - BCI 1997 Option Plan

                                                                                                  Value of unexercised
                                                               Unexercised options / SARs      "in-the-money" options / SARs
                             Securities       Aggregate          at December 31, 2002                at December 31, 2002
                             acquired         value                  (#) 1), 2), 4)                      ($) 2), 3), 4)
                             on exercise      realized
                             (#)              ($)          Exercisable        Unexercisable    Exercisable     Unexercisable
W.D. Anderson                --               --               0                  0                0               0
R. Bouchard                  --               --               371                37               0               0
H.N. Hendrick                --               --               0                  0                0               0
A.D. St-Georges              --               --               91                 48               0               0
P. Stinis                    --               --               61                 37               0               0

                                       10

Aggregated Option / SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option / SAR Values - BCI 2000 Option Plan

                                                                                                   Value of unexercised
                             Securities       Aggregate          Unexercised options / SARs     "in-the-money" options / SARs
                             acquired         value              at December 31, 2002               at December 31, 2002
                             on exercise      realized           (#) 2), 4)                            ($) 2), 3), 4)
Name                         (#)              ($)                Exercisable      Unexercisable
W.D. Anderson                --               --                 0                0                0                     0
R. Bouchard                  --               --                 0                208              0                     0
H.N. Hendrick                --               --                 0                0                0                     0
A.D. St-Georges              --               --                 0                125              0                     0
P. Stinis                    --               --                 0                112              0                     0

(1) In October 1997, a total of 4,311 options were awarded as IPO reward grants to recognize individual contributions since January 1994. These options vest over a period of four years. In addition, a further 8,934 options were granted in the form of a three year balloon grant. These options vest over a period of five years. Options subsequently granted will vest over a period of four years.

(2) As freestanding SARs have not been granted, the numbers relate solely to stock options.

(3) Value of unexercised "in-the-money" options calculated using the average of the closing price for BCI shares on The Toronto Stock Exchange on December 31, 2002, less the exercise price of "in-the-money" options. "In-the-money" options are options that can be exercised at a profit, i.e. the market value of the shares is higher than the price at which they may be bought from the Corporation.

(4) These options were subject to both a time criterion and a performance criterion:
           - Time criterion: The options could not vest at a rate higher than 33 1/3% per year, to a maximum of 100% after 3 years.
           - Performance criterion: BCI share price at each grant anniversary date (average price over the last sixty trading days preceding the anniversary date) must be equal to or greater than the grant price increased by 25% per year on a compounded basis. Once some options are vested, they cannot lose their vesting status, even though a performance criterion is not met at a subsequent grant anniversary date.

NOTE: The numbers set out in the table have been adjusted to reflect the consolidation of BCI's common shares in July 2002.

Pension Arrangements
With the exception of Mr. Stinis, the Named Executive Officers participate in the non-contributory defined benefit portion of the pension plan sponsored by BCE and offered to BCI employees.

In the case of Mr. Stinis, his pension benefits for pensionable service after December 31, 1999 are accrued under the defined contribution portion of the pension plan.

The following describes the pensions payable to the other Named Executive Officers under the defined benefit portion of the Pension Plan:

           (i) Pension is based on pensionable service and the average of the best consecutive sixty (60) months of pensionable earnings. Pensionable earnings include executives' salary and bonus under the Annual Incentive Plan.

           (ii) Pension is payable for the executives' lifetime. By statute, a spousal survivor benefit of approximately 60% must be provided. The cost of providing the survivor benefit is borne by the executive.

           (iii) In addition, the Corporation does, as a policy, pay to employees who retire from the Corporation pension benefits in excess of the maximum amount payable from a registered pension plan as per the Canadian Income Tax Act (ITA) rules.

The following describes the pension payable to Mr. Stinis under the defined contribution portion of the Pension Plan, for his pensionable service after December 31, 1999:

           (i) BCI contributes 4% of the executive's annual pensionable earnings. Pensionable earnings include salary and bonus under the Annual Incentive Plan, capped at target.

     (ii) Pension is based on the amount accumulated in the defined contribution account.

For all the Named Executive Officers, on retirement, but contingent on completion of thirty (30) years' service, paid absence prior to pension or a lump-sum in lieu thereof is granted, as follows: for Messrs. Bouchard and Hendrick, twelve months; for Mrs. St-Georges and Mr. Stinis, nine months.

The following table shows estimated annual pension benefits payable under the defined benefit portion of the pension plan, upon retirement on December 31, 2002, at age 65, to these officers in specified earnings and service classifications, including the excess pension benefits referred to above.

Pension Plan Table
                                                                  Credited Years of Service
Pensionable Earnings                      10                      20              30              40              50
$100,000                                  $14 300                 $ 27 800        $ 40 300        $ 53 500        $ 68 500
200,000                                   31 300                  61 000          88 500          116 700         140 000
300,000                                   48 300                  94 200          136 700         179 900         210 000
400,000                                   65 300                  127 400         184 900         243 100         280 000

Benefits shown above are not subject to any deductions for government benefits or other offset amounts. The benefits are partially indexed annually to increases in the Consumer Price Index but in no case may indexation exceed 4%.

In no case may an officer receive under the Pension Plan an annual aggregate pension benefit from BCI and its affiliated companies in excess of 70% of average pensionable earnings.

For purposes of computing their total retirement benefits under the defined benefit portion of the Pension Plan, at age 65, Mr. Bouchard will have 42.6 years of credited service, Mr. Hendrick will have 40.6 years of credited service, Mrs. St-Georges will have 40.4 years of credited services and Mr. Stinis will have 0.6 years of credited service. As of January 1, 2003, Mr. Bouchard had 26.6 years of credited service, Mr. Hendrick, 26.2 years, Mrs. St-Georges, 32.4 years, and Mr. Stinis, 0.6 years. Annualized pensionable earnings for 2002, including the Annual Incentive Plan bonus, for Messrs. Bouchard, Hendrick, Stinis and Mrs. St-Georges were, respectively, $365,120, $334,868, $238,507 and $238,617.

Indebtedness of Directors and Officers

No director, executive officer or senior officer of the Corporation, or proposed nominee for election as a director of the Corporation, or any associate thereof, is currently indebted to the Corporation or its subsidiaries. As at February 28, 2003, the aggregate indebtedness of all current and former directors, officers and employees of BCI and of its subsidiaries owed to another entity where the indebtedness was the subject of a support agreement provided by BCI and its subsidiaries was nil.

Compensation of Directors

Each director who is not a salaried officer of the Corporation, its subsidiaries, BCE or its subsidiaries is entitled to be paid US$20,000 per annum for services as a director and to receive reimbursement of out-of-pocket expenses. In addition, the Board of Directors has approved the following additional compensation for directors.

     - Annual Committee Chair Retainer                         US$1,000
     - Board Meeting Attendance Fee                            US$  750
     - Committee Attendance Fee                                US$  500

Where Board or Committee meetings are attended by telephone instead of in person, directors are entitled to half of the fees set out above.

With a view to encouraging share ownership, the Corporation has established a share unit plan for directors who are not salaried officers of the Corporation, its subsidiaries, BCE or its subsidiaries. Under this plan, 50% of the annual retainer fee of US$20,000 is paid in share units ("BCI Share Units") each of which is equivalent in value to one common share. Following cessation of Board service, BCI Share Units will be paid to the director in common shares or in cash at the discretion of the Corporation, after remittance of applicable withholding taxes.

During the last completed financial year, no directors of BCI, other than Louis Tanguay, as a director of Canbras Communications Corp., received compensation from subsidiaries of the Corporation for services in their capacity as directors.

In light of the decision to substantially reduce the size of BCI's Board of Directors, the Corporation is considering certain changes to its directors' compensation policy to take effect following the Meeting. Specifically, those nominees re-elected as directors who are not salaried officers of BCE, BCI or their respective subsidiaries may receive an increased annual retainer fee in consideration for their increased time commitments in serving as BCI directors. BCI anticipates that even with this possible increase in fees, the reduction in the size of the Board will reduce the overall cost of directors' remuneration. BCI may also consider discontinuing the issuance of BCI Share Units as part of the policy.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

BCI seeks to attain high standards of corporate governance. The Board of Directors has considered the existing corporate governance guidelines adopted by The Toronto Stock Exchange (the "TSX Guidelines"), as well as the proposed amendments to the TSX Guidelines published in the spring and fall of 2002 (the "Revised TSX Guidelines"). The Board has also been reviewing its governance practices in response to the United States Sarbanes-Oxley Act of 2002 ("SOX"), as well as to proposals put forward by NASDAQ, although the majority of these new rules are not in final form, or do not apply with respect to disclosure as at December 31, 2002. As provisions of the TSX, SOX and NASDAQ proposals come into effect, the Board will review and amend its governance practices on an ongoing basis in response to these standards.

The TSX Guidelines place strong emphasis on the make-up and independence of corporate boards. In particular, they recommend that a board should be composed of a majority of unrelated directors. An "unrelated" director, under the TSX Guidelines, is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding. Under the Revised TSX Guidelines, the concept of "related" directors will be expanded to include persons who in the last three years have served as officers or employees of, or material service providers to, the issuer or its affiliates, as well as to directors, officers, employees or "significant shareholders" of entities with a material business relationship with the issuer.

In the case of corporations which have a "significant shareholder", the TSX Guidelines recommend that, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder in order to fairly reflect the investment in the corporation by shareholders other than the significant shareholder. The Corporation considers that BCE, as the holder of 62.2% of the common shares of the Corporation, is a "significant shareholder". The composition of the Board of Directors of the Corporation is discussed below.

The following is a description of BCI's corporate governance practices, set out in accordance with the TSX Guidelines and giving effect to the composition of the Board and its committees as of December 31, 2002. Where BCI's corporate governance practices will be materially affected going forward by the reduction in the number of BCI directors from nine to four, a description of the resulting change is also included. The Corporation's existing governance procedures are also compared, where applicable, to the Revised TSX Guidelines and to certain SOX or NASDAQ rules which differ from or are in addition to the TSX Guidelines.

1.  Mandate of the Board

The Board of Directors is responsible for overseeing the conduct of the business of the Corporation and for supervising its management. More specifically, the Board assumes the following principal responsibilities:

(i) Strategic Planning: The Board annually approves BCI's strategic business objectives. These objectives are incorporated into the annual management performance mandate.

(ii)Monitoring of Financial Performance, Financial Reporting and Risk
    Management: The Audit Committee reviews, reports and provides recommendations on a quarterly basis to the Board on a broad range of matters related to financial performance and financial reporting. See item 13 below, "The Audit Committee", for a detailed description of the activities of the Audit Committee. The Board, through its own oversight and through the Audit Committee, has also put in place procedures to ensure monitoring and implementation of corporate strategies and the management of risk.

(iii)Succession Planning, including Appointing, Training and Monitoring Senior
     Management: As part of its mandate, the Board focuses on the integrity, quality, and continuity of management as required to attain the Corporation's goals. The Corporate Governance Committee reviews and reports to the Board on succession planning and on senior management development and performance. The Board sets an annual performance mandate which is comprised of strategic business objectives and quantifiable financial targets. The Corporate Governance Committee annually reviews management's performance and compensation against this set of objectives. See item 10 below, "Corporate Governance Committee", for a detailed description of the activities of the Corporate Governance Committee.

(iv) Communications Policy: Communications procedures are in place at BCI addressing communications with shareholders, financial analysts, the business community, employees and the media. Most of BCI's written communications with shareholders are reviewed by the Audit Committee and/or the Board prior to their release. As well, particular issues with respect to communications with various stakeholders are addressed from time to time by the Board. Procedures for receiving feedback from shareholders have also been developed. For instance, in addition to the annual meeting and annual report, other lines of communications have been established with the financial community to explain BCI's results and corporate strategy, as well as to answer questions. In addition, BCI presents detailed and timely information on its website (www.bci.ca).

(v) Integrity of Internal Control and Management Information Systems: The Board, through the Audit Committee, periodically reviews with management the adequacy and effectiveness of BCI's internal control and management information systems to provide reasonable assurance that financial records are reliable and form a proper basis for the preparation of financial statements.

In order to fulfil its responsibilities in an efficient manner, the Board of Directors meets periodically (at least on a quarterly basis in accordance with a pre-determined schedule which is prepared at the end of every year for the upcoming year). The Board as a whole determines its agenda and priorities and membership of the various committees. The Board has established an administrative procedure which prescribes the rules governing the approval of transactions carried out in the course of the Corporation's operations, the delegation of authority and the signing or execution of documents on behalf of the Corporation. For example, the appointment of officers as well as investments and expenditures above a certain dollar threshold are subject to review and approval by the Board.

2.  Composition of the Board

As of December 31, 2002 the Board was composed of nine directors. Based on information provided by the directors, seven of the nine directors are considered by the Board to be unrelated under the TSX Guidelines. Five of the nine would be considered unrelated under the Revised TSX Guidelines. Five of the nine directors do not have interests in or relationships with either the Corporation or with BCE, BCI's significant shareholder.

Four of the current directors will be nominated for re-election to the Board of Directors at the Meeting. Three of the four directors are considered unrelated under the TSX Guidelines (two of the four are unrelated under Revised TSX Guidelines), and two of the four have no interests in or relationships with either BCI or BCE.

3. Analysis of the Composition of the Board

The Board considers that Mr. Anderson, the CEO of BCI, is a related director. Mr. Tanguay, since November 16, 2001, has been the Vice-Chairman of the Corporation, and prior thereto was the CEO of BCI. Because the Vice-Chairman of the Corporation is considered by BCI to form part of management, and because Mr. Tanguay was CEO of the Corporation until November 16, 2001 (which, under the proposed revised TSX Guidelines, would make Mr. Tanguay a related director), the Corporation currently considers Mr. Tanguay to be a related director. However, Mr. Tanguay does not take any role in the day-to-day management of the Corporation, and were it not for the technical considerations mentioned above the Corporation would not consider Mr. Tanguay a related director. Under the Revised TSX Guidelines, two additional directors - Messrs. Vanaselja and Scott, respectively current and former senior officers of BCE - would be considered related.

Two directors (Messrs. Anderson and Vanaselja) are considered by the Board to represent the interests of the majority shareholder, BCE. Mrs. Kaufman, who is a director of BCE, is also considered to have a relationship with BCE. Five directors (Messrs. Craig, Crosbie, Plessis-Belair, Scott, and Thompson) represent a variety of business sectors and the entities to which they are related have not had any material dealings with the Corporation and its subsidiaries. The Board believes that five directors out of nine (55.5% of the Board) give minority shareholders, who hold 37.8% of the common shares of BCI, fair representation on the Board of Directors.

Following the Meeting, only one of the four directors - Mr. Anderson - will be considered related under the TSX Guidelines, although under the Revised TSX Guidelines, Mr. Vanaselja would also be considered related. Messrs. Craig and Thompson are unrelated and do not represent the interests of BCE, and the Board believes two directors out of four (50%) continues to give minority shareholders fair representation on the Board of Directors.

4.  Nomination and Assessment of Directors

The Board's objective, with respect to the composition of the Board, is to have a sufficient range of skills, expertise and experience in relation to the Corporation's business. Nominees for election as directors are chosen for their ability to contribute to the broad range of issues the Board must deal with. The reduced activities and limited future of the Corporation will also be taken into account in assessing new nominees.

The Corporate Governance Committee is responsible for assessing directors on an ongoing basis. See item 10 below, "Corporate Governance Committee", for a detailed description of the activities of the Corporate Governance Committee.

5. Implementation of a Process to Assess Effectiveness of the Board, Committees and Directors

The Corporate Governance Committee is charged with establishing criteria and allowing for the assessment of the effectiveness of the Board and of the individual directors. The Committee also undertakes periodic surveys of all directors to allow each director to assess the effectiveness of the Board as well as to appraise his or her own participation on the Board. The Chairman of the Corporate Governance Committee reports to the Board annually on the Board's assessment of its effectiveness.

6.  Orientation for New Directors

The Corporation provides all new directors with a Directors' Manual setting out detailed information concerning the Corporation and its management policies.

7.  Consider Reducing the Size of the Board

The Board of Directors currently consists of nine directors, whereas the Board consisted of eleven directors as at December 31, 2001. Given the reduced activities of the Corporation under the Plan of Arrangement and its intention, upon the disposition of its remaining assets and the settlement of all claims against it, to proceed to a final distribution of assets to shareholders and the eventual dissolution of BCI, the Board believes it is appropriate to substantially reduce the size of the Board of Directors. Accordingly, the number of members of the Board of Directors is being reduced from nine to four.

8.  Review Compensation of Directors

The Corporate Governance Committee reviews, reports and, where appropriate, provides recommendations to the Board of Directors as to the remuneration of Directors in relation to current compensation practices.

9.  Composition of Committees

There are two committees of the Board: the Audit Committee and the Corporate Governance Committee.

The Audit Committee is currently composed of four directors. Under the TSX Guidelines, all of the current members of the Audit Committee are unrelated, including the Chairman of the Committee, Mr. Thompson. Under NASDAQ rules, as well as under the Revised TSX Guidelines, three of the four members are considered independent/unrelated. The Board expects that, following the Meeting, the Audit Committee will be reduced to three members, a majority of whom, including the Chairman, being independent/unrelated. The third member, as an officer of BCE, will be related. The Board believes that the presence of one related and non-independent director on the Audit Committee is not inappropriate and constitutes an acceptable exception to the NASDAQ rule requiring all independent members of the Audit Committee in light of (i) the reduced activities of the Corporation and corresponding reduction in the size of the Board, and (ii) the fact that under the Plan of Arrangement, the Corporation is operating under the supervision of a court-appointed monitor who is mandated to act in the interests of all stakeholders of BCI. The Board also believes all members of the Audit Committee are financially literate, as contemplated by the Revised TSX Guidelines.

The Corporate Governance Committee currently consists of three unrelated members, including the Chairman of the Committee, Mr. Craig. Following the Meeting, it is anticipated that the responsibilities of the Corporate Governance Committee will be taken on by the Board as a whole, with the Committee being discontinued. As described in item 3 above,

"Analysis of the Composition of the Board", three of the four members of the Board are unrelated under the TSX Guidelines, and two of the four are unrelated/independent pursuant to the Revised TSX Guidelines and the NASAQ rules.

10. Corporate Governance Committee

The mandate of the Corporate Governance Committee is to review, report and, where appropriate, provide recommendations to the Board on: candidates for election to the Board; the appointment of the CEO and other senior officers; directors' remuneration in relation to current compensation practices; existing management resources and succession plans for officers and other ranks; the performance of the CEO and other officers; the Corporation's executive compensation policy; with respect to management, any proposed changes in organization or personnel, or changes to the Corporation's pension and benefit plans; and matters of corporate governance. The Corporate Governance Committee also establishes management performance criteria and undertakes annual surveys of all directors to allow each director to assess the effectiveness of the Board as well as to appraise his or her own participation on the Board. It reports to the Board annually on the Board's assessment of its effectiveness. The Corporate Governance Committee also advises the Board on policy with respect to the administration, funding and investment of the pension plan and fund. The Corporate Governance Committee also generally oversees the administration and investment of such pension plan and fund.

Following the Meeting, it is anticipated that the responsibilities of the Corporate Governance Committee will be taken on by the Board of Directors as a whole.

11. Define Limits to Management's Responsibilities - Mandates for the Board and the CEO

The Board has established an administrative procedure which prescribes the rules governing the approval of transactions carried out in the course of the Corporation's operation, the delegation of authority to management and the signing or execution of documents on behalf of the Corporation. Business investments and expenditures above a certain dollar threshold are subject to review and approval by the Board. The Board has not otherwise developed a written mandate which outlines its general and specific responsibilities.

The Board at the beginning of every year sets strategic business objectives and which the CEO is responsible for meeting.

12. Independence of the Board from Management

The Board does not currently have a chairman separate from management. However, the Board has given to Mr. Craig, as Chairman of the Corporate Governance Committee, the responsibility of ensuring that the Board can function independently of management. In addition, directors can add items to Board agendas, which are distributed in advance of the meetings, and the agendas for committee meetings are the responsibility of the chairpersons of such committees. Furthermore, the Board meets without the Chairman and CEO when his performance is discussed, and there is a process (which includes a questionnaire distributed to directors by the Chairman of the Corporate Governance Committee) by which feedback is solicited from directors as to how the Board can operate more effectively. All directors are provided with additional information by management on an ad hoc basis, as required.

Following the Meeting, and assuming the responsibilities of the Corporate Governance Committee are taken over by the Board as a whole, the Board will appoint an independent lead director. The involvement of the court-appointed monitor, a body independent of management, is a further element supporting the independence of the Board from management.

13. The Audit Committee

The mandate of the Audit Committee was recently revised in light of current corporate governance initiatives. Changes to the mandate included providing for the direct reporting of the Corporation's external auditors to the Audit Committee, the approval by the Audit Committee of all permitted non-audit services and the approval by the Audit Committee of all related party transactions. In addition, pursuant to its mandate, the Audit Committee continues to review, report and, where appropriate, provide recommendations to the Board on: the annual and interim consolidated financial statements and management's discussion and analysis; all public disclosure documents containing financial information; the integrity of the financial reporting processes and effectiveness of the internal control systems of the Corporation; the appropriateness of the Corporation's accounting policies; the appointment, terms of engagement and proposed fees of the external auditors; the impact of permitted non-audit services on the independence of the external auditors; the external auditors' basis for risk assessment and related audit scope and audit plan; the post-audit letter of recommendations and management's response and any disagreements or unresolved issues between the external auditors and management; and the appropriateness of, and compliance with, the policies and practices of the Corporation relating to business ethics. At each meeting, the Audit Committee meets privately with the external auditors without management being present.

14. Appointment of Outside Advisors

In discharging its responsibilities, the Board may engage outside advisers at the expense of the Corporation. In addition, a committee of the Board or an individual director may, as required, engage an outside adviser at the expense of the Corporation, subject to the approval of the Chairman of the Corporate Governance Committee.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

Directors' and officers' liability insurance in the aggregate amount of US $280 million (approximately Cdn. $442 million as at December 31, 2002) is purchased for the protection of all the directors and officers of BCE and its subsidiary companies, including BCI, against liability incurred by such directors and officers. In 2002, the aggregate amount charged against earnings by the Corporation for its portion of the premium paid in respect of its directors and officers as a group was US $55,414 (approximately Cdn. $87,743 as at December 31, 2002). In any case in which the Corporation is not permitted by law to reimburse the insured, the deductible is nil. Where the Corporation is permitted to reimburse the insured, the deductible is US $300,000 (approximately Cdn. $474,000 as at December 31, 2002).

INTEREST OF INSIDERS AND OTHERS IN MATERIAL TRANSACTIONS

None of the proposed nominees for election as director of the Corporation and none of the insiders of the Corporation or of a body corporate which is an insider or subsidiary of the Corporation (nor any of their associates and affiliates) had any material interest in any transaction since the commencement of the Corporation's last financial year which has materially affected or could materially affect the Corporation or any of its subsidiaries, except for the following:

BCE Participation in BCI Rights Offering. On February 15, 2002, in conjunction with the closing of other elements of its recapitalization plan, the Corporation concluded a $440 million rights offering to the holders of its common shares. Under the rights offering, BCE subscribed to its full pro rata share of the rights offering, and further subscribed for all rights not taken up by BCI's minority shareholders.

ADDITIONAL INFORMATION

The following documents are available to any person upon request from the Director of Legal Services and Corporate Secretary of BCI, at 1000 rue de La Gauchetiere Ouest, Bureau 1200, Montreal, Quebec H3B 4Y8:

(i) one copy of its latest Form 20-F/Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference therein, from the date of its filing with the securities commissions or similar authorities in Canada;

(ii) one copy of the comparative financial statements of BCI for its most recently completed financial year together with the accompanying report of the auditors thereon, both contained in BCI's 2002 Annual Report, and one copy of any interim financial statements of BCI subsequent to the financial statements for its most recently completed financial year; and

(iii)one copy of this Notice of 2003 Annual Meeting and Management Proxy
     Circular.




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I, the undersigned, Director of Legal Services and Corporate Secretary of Bell
Canada International Inc., hereby certify that the contents of this Circular and the sending of this Circular to each shareholder entitled to receive notice of the Annual Meeting, to each director, to the auditors of the Corporation and to the appropriate governmental agencies were approved by the Board of Directors of the Corporation at a meeting held on March 10, 2003.







                                   (signed) Keith C. Flavell
                                   Director of Legal Services
                                   and Corporate Secretary

                                   Certified at Montreal,
                                   this 10th day of March, 2003



Information Concerning Proxies

To ensure representation of your shares at the meeting, please complete, sign and return your proxy form as soon as possible.

It is important that your shares be represented at the meeting and that your wishes be made known to the directors. This will be assured, whether or not you attend the meeting, if you complete and sign the enclosed proxy form, and return it as soon as possible in the postage-paid envelope provided.

Proxies are counted and tabulated by Computershare Trust Company of Canada, the transfer agent of the Corporation, in such a manner as to preserve the confidentiality of individual shareholder votes, except (a) as necessary to meet applicable legal requirements, (b) in the event of a proxy contest, or (c) in the event a shareholder has made a written comment on the proxy form.

If you are present at the meeting and choose to vote in person on any ballot that may be called, your proxy will not be used; if you do not attend or do not wish to vote in person, your proxy will be voted for or against or withheld from voting in accordance with your wishes as specified thereon on any ballot that may be called at the meeting.

Proxies to be used at the meeting must be sent to the transfer agent of the Corporation, Computershare Trust Company of Canada, in person or by mail at Shareholder Services, 9th Floor, 100 University Ave., Toronto, Ontario, M5J 2Y1.

All proxies must be received by Bell Canada International Inc.'s transfer agent, Computershare Trust Company of Canada, prior to 4:45 p.m., (Montreal time) on Tuesday, April 29, 2003.

Information concerning the Corporation, in addition to the documents referred to in the Bell Canada International Inc. Notice of 2003 Annual Meeting and Management Proxy Circular, is available upon request from the Director of Legal Services and Corporate Secretary of Bell Canada International Inc., at 1000 rue de La Gauchetiere Ouest, Bureau 1200, Montreal, Quebec H3B 4Y8. This additional information includes the Corporation's quarterly supplements to its earnings press releases. These documents, as well as the Corporation's annual and quarterly reports and news releases, are also available on the Corporation's World Wide Web site (www.bci.ca).


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